Filed pursuant to Rule 433

Registration No. 333-220346

June 20, 2019

BROOKFIELD BUSINESS PARTNERS L.P.
TREASURY OFFERING OF LIMITED PARTNERSHIP UNITS	June 20, 2019

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada.  A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ISSUER:	Brookfield Business Partners L.P. (“BBU” or the “Partnership”).

ISSUE:

Treasury offering of 8,760,000 limited partnership units (“Units”) of the Partnership to the public (the “Public Issue”) and concurrent private placements of 6,610,000 redemption-exchange units (“REUs”) of Brookfield Business L.P. (the “Holding LP” and, together with BBU, “Brookfield Business”) and 5,077,000 Units of the Partnership discussed below.

ISSUE SIZE:	US$795,194,440 consisting of US$345,144,000 to the public and concurrent private placements of US$450,050,440.

ISSUE PRICE:	US$39.40 per Unit under the Public Issue.

OVER-ALLOTMENT OPTION:

The Partnership has granted the Underwriters an over-allotment option to purchase up to an additional 1,314,000 Units (representing 15% of the Public Issue) at the Issue Price, exercisable for a 30-day period following the closing of the Public Issue.

CONCURRENT PRIVATE PLACEMENTS:

Brookfield Asset Management Inc. and its related entities (other than the Partnership, its subsidiaries and operating entities, collectively, “Brookfield”) will participate in a private placement at the Issue Price (net of underwriting commissions) concurrent with the Public Issue pursuant to which Brookfield will acquire US$250,016,640 of REUs (the “BAM Private Placement”).

In addition, OMERS, the pension plan for Ontario’s municipal employees (“OMERS”) will participate in a private placement at the Issue Price concurrent with the Public Issue pursuant to which OMERS will acquire US$200,033,800 of Units (the “OMERS Private Placement” and together with the BAM Private Placement the “Concurrent Private Placements”).

The Units sold pursuant to the OMERS Private Placement will be subject to a statutory hold period of four months plus one day from the Closing Date (as defined below).

The closing of the Concurrent Private Placements will occur on or before the Closing Date and is conditional on the concurrent closing of the Public Issue.

USE OF PROCEEDS:	The Partnership intends to use the net proceeds of the Public Issue and Concurrent Private Placements for general corporate purposes, including future growth opportunities.

DISTRIBUTION POLICY:	Distributions are payable on a quarterly basis at the discretion of the Board of Directors of the general partner of the Partnership. The first distribution in which the purchasers of Units will be eligible to participate, if they continue to own the Units, will be during the third quarter of 2019, as and when declared by the Partnership’s general partner.

FORM OF OFFERING:

The Units will be offered: (i) in each of the provinces of Canada by way of a prospectus supplement under the Partnership’s Canadian short form base shelf prospectus dated March 12, 2019; (ii) in the United States by way of a prospectus supplement together with the Partnership’s U.S. base shelf prospectus dated September 5, 2017; and (iii) internationally as expressly permitted by the Partnership.

ELIGIBILITY FOR INVESTMENT:	Eligible for RRSPs, RRIFs, DPSPs, RESPs, RDSPs and TFSAs.

LISTING:	The existing Units are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under ticker symbols “BBU.UN” and “BBU”, respectively.

CLOSING DATE:	June 28, 2019. Closing of the Public Issue is contingent on the closing of the Concurrent Private Placements.

UNDERWRITING FEE:	4.00% on the Public Issue.

The Partnership has filed a Registration Statement on Form F-3 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) in respect of the Public Issue. Before you invest, you should read the prospectus in that Registration Statement and other documents the Partnership has filed with the SEC for more complete information about the Partnership and the Public Issue. The Partnership will also be filing a prospectus supplement relating to the Public Issue with securities regulatory authorities in the United States and in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, the Partnership, any underwriter or any dealer participating in the Public Issue will arrange to send you the prospectus or you may request it in the United States from TD Securities (USA) LLC, 31 W 52nd Street, New York, NY 10019, phone: 212-827-7392, or from Scotia Capital(USA) Inc., Attention: Equity Capital Markets (tel: 212-225-6853), 250 Vesey Street, 24th Floor, New York, New York, 10281 us.ecm@scotiabank.com or from BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com or from Credit Suisse Securities (Canada), Inc., 1 First Canadian Place, Suite 2900, Toronto, Ontario, Canada M5X 1C9, Attention: Maridel Greenwood, 416-352-4520, maridel.greenwood@credit-suisse.com or from HSBC Securities (USA) Inc., Attn: Prospectus Department, 452 Fifth Avenue, New York, New York, 10018, phone: 877-429-7459, email: ny.equity.syndicate@us.hsbc.com  or in Canada from TD Securities Inc., Attn: Symcor, NPM, (tel: 289-360-2009, email: sdcconfirms@td.com) 1625 Tech Avenue, Mississauga, Ontario, L4W 5P5 or from Scotia Capital Inc., Attention: Equity Capital Markets (tel: 416-862-5837), or from Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario ecm@scotiabank.com or from BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca or from Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, Eleven Madison Avenue, 3rd floor, New York, NY 10010, 1-800-221-1037, usa.prospectus@credit-suisse.com or from HSBC Securities (Canada) Inc., ATTN: Lucy D’Anselmi, 250 University Avenue, 3th Floor, Toronto, Ontario, Canada M5H 3E5.